UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Showcases Live Daily Magazine Production at IPEX

Vancouver, BC, Canada (April 19, 2002) - Creo Inc. (NASDAQ: CREO; TSE: CRE) demonstrated the successful on-site production of a daily news magazine in front of the most discerning audience at IPEX 2002, this year's largest printing and graphic arts trade show, held in Birmingham, UK. Printweek, Friedheim International, Kodak Polychrome Graphics, Komori, TPL Printers, UPM-Kymmene, and Vio joined Creo in producing the Ipex Daily, a 16-page, tabloid-format publication with a daily circulation of 10,000, throughout the nine-day-long show. Despite the pressures of performing each step of the production before a trade show audience of 70,000 people, the IPEX Daily was successfully produced every day.

The IPEX Daily production tangibly demonstrated the principles of Creo's Networked Graphic Production initiative, a comprehensive vision for the future of print production. Each participant in the production cycle was connected to ensure the most efficient production -from idea to delivery.

"We were very pleased to see the smooth implementation of the Networked Graphic Production initiative on a busy tradeshow floor," said Boudewijn Neijens, Creo corporate vice president, global marketing. "The production environment for the IPEX Daily integrated eight partners and delivered quality printing consistently and quickly. Visitors were truly impressed that we would undertake such a demanding exercise at a trade show. This accomplishment exhibits the level of product integration and performance that we can provide to our customers today."

Many Creo prepress solutions were used to publish the IPEX Daily. The 15-member editorial and production team from PrintWeek, the U.K.'s top printing magazine, created the editorial content and used the new iQsmart™ flatbed scanner from Creo to scan original photographs and ads. PrintWeek also used a Leaf™ C-Most digital camera back from Creo to capture images. All of these images were proofed on the Iris® iPROOF professional desktop proofer from Creo to ensure maximum output quality.

After the images and text were placed in the QuarkXPress™ pages, the Ipex Daily production team produced single-page PDF files using Synapse™ Prepare software from Creo. Synapse Prepare uses PDF directives to select the QuarkXPress print settings, to distil and pre-flight the PDFs. With the press of a single button, the PrintWeek staff created press-ready PDF files, which were uploaded via the Synapse™ InSite Internet portal from Creo to a remote server. Ads supplied as PDF files were pasted into the finished pages using Pagelet™ software from Creo.

The Creo prepress operator then sent the files to the Prinergy® workflow management system for processing, before posting them back on the Synapse InSite server for remote proofing and approval by the Ipex Daily production team. They proceeded to check the pages, submit change requests and approve the files instantly - all without leaving the PrintWeek booth. All interactions between Creo and PrintWeek on each Ipex Daily page were logged into the Synapse InSite database.

After the job was approved, Creo imaged the printing plates on the Lotem™ 800 Quantum thermal platesetter. The plates were transported to the Komori booth to be fitted on the Lithrone SP 40 press in time for live printing demonstrations.

Meanwhile, all production data from the Prinergy workflow and the Synapse InSite Internet portal were transferred to the Hagen OA™ management information system from Printcafe Software, Inc. The Hagen OA system generated management reports related to the Ipex Daily job every day. This was made possible for the first time via Synapse™ Link software, the new module from Creo, which allows the integration of prepress production data with printing management information systems.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +604.451.2700	T. +604.451.2700
F. +1.781.275.3430	F. +604.437.9891	F. +604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: April 19, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary